UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 28, 2016

Oracle Corporation

(Exact name of registrant as specified in charter)

Delaware	001-35992	54-2185193
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

500 Oracle Parkway, Redwood City, California 94065

(Address of principal executive offices) (Zip Code)

(650) 506-7000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 8.01	Other Events

On July 28, 2016, Oracle Corporation, a Delaware corporation (“Oracle”), NetSuite Inc., a Delaware corporation (“NetSuite” or the “Company”), OC Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of Oracle (“Parent”), and Napa Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon terms and conditions thereof: (i) Merger Subsidiary has agreed to commence a cash tender offer to acquire all of the shares of the Company’s common stock (the “Offer”) for a purchase price of $109.00 per share, net to the holders thereof, in cash (the “Offer Price”), without interest and subject to any required tax withholding; and (ii) after completion of the Offer, Merger Subsidiary will merge with and into the Company, the separate corporate existence of Merger Subsidiary shall cease and the Company shall be the successor or surviving corporation of the merger (the “Merger”). An entity affiliated with Lawrence J. Ellison, the Chief Technology Officer and Chairman of the Board of Directors (and the largest stockholder) of Oracle, is the largest stockholder of NetSuite.

Pursuant to the Merger Agreement, and upon terms and conditions thereof, Merger Subsidiary has agreed to commence the Offer as promptly as reasonably practicable (but in no event later than 15 business days) after the date of the Merger Agreement. The consummation of the Offer is conditioned on there having been validly tendered into and not withdrawn from the Offer: (A) a number of shares of the Company’s common stock that, together with any shares of the Company’s common stock owned by Oracle, Parent or Merger Subsidiary, represents a majority of the shares of the Company’s common stock (calculated on a fully diluted basis in accordance with the Merger Agreement); and (B) a number of shares of the Company’s common stock (excluding, in such number, shares of the Company’s common stock beneficially owned by: (x) NetSuite Restricted Holdings LLC, Lawrence J. Ellison, David Ellison and Margaret Ellison (and their respective affiliates who beneficially own shares of the Company’s common stock) (the “LJE Parties”); (y) Oracle or its affiliates; and (z) any executive officers or directors of the Company and their affiliates (the persons and entities referred to in clauses (x), (y) and (z) being the “Specified Persons”)) that represents a majority of the shares of the Company’s common stock issued and outstanding immediately prior to the acceptance time of the Offer (excluding, from such issued and outstanding shares, shares of the Company’s common stock beneficially owned by the Specified Persons). The consummation of the Offer is also conditioned on: (i) receipt of certain regulatory approvals, including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and, if applicable, approval under certain other foreign antitrust laws; and (ii) other customary conditions.

The Merger Agreement provides that, following the consummation of the Offer, subject to limited conditions contained in the Merger Agreement, the Merger will occur, pursuant to which each outstanding share of the Company’s common stock (other than treasury shares, shares held by Oracle, Parent or Merger Subsidiary, shares held by any subsidiaries of the Company, or shares held by a holder who has properly exercised appraisal rights of such shares in accordance with Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the Offer Price.

In connection with the Offer and Merger, and concurrently with entering into the Merger Agreement, Parent and Merger Subsidiary entered into Tender and Support Agreements, dated as of July 28, 2016 (the “Tender and Support Agreements”), with Zachary Nelson, Evan Goldberg, James McGeever, Ronald Gill and NetSuite Restricted Holdings LLC, an entity controlled by Lawrence J. Ellison (each a “Supporting Stockholder”). The Tender and Support Agreements obligate the Supporting Stockholders to tender their shares of the Company’s common stock into the Offer and otherwise support the transactions contemplated by the Merger Agreement. In addition, NetSuite Restricted Holdings LLC has agreed that, in the event that the Company’s board of directors terminates the Merger Agreement to accept a superior proposal from a third party, it will support such superior proposal if the holders of a majority of the outstanding shares of the Company’s common stock not owned by the executive officers or directors of the Company or their affiliates, the ultimate parent entity of any purchaser party to any superior proposal or its affiliates, or the LJE Parties support such superior proposal. The Supporting Stockholders collectively beneficially owned, in the aggregate, 35,291,317 shares of the Company’s common stock as of July 28, 2016 (or approximately 43.4% of the total of all shares of the Company’s common stock that are issued and outstanding and all additional shares of the Company’s common stock that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership as of July 28, 2016 in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended). The Supporting Stockholders’ beneficial ownership includes shares of the Company’s common stock which may be issued under Company Compensatory Awards (as defined below) which may become vested and settled for shares of the Company’s common stock within 60 days of July 28, 2016.

In addition, in connection with the transactions contemplated by the Merger Agreement, the unvested portion of each Company stock option, each share of the Company’s restricted stock, each Company restricted stock unit, each Company performance share and each Company performance share unit (each, a “Company Compensatory Award”) that is unexercised, has not expired and is outstanding at the time the Merger is consummated and held by an employee of the Company or any of its subsidiaries will be assumed by Oracle and converted automatically into a corresponding option, share of restricted stock, restricted stock unit, performance share or performance share unit, as the case may be, denominated in shares of Oracle common stock, the number and terms of which will be determined pursuant to the terms of the Merger Agreement. The vested portion of each Company Compensatory Award that is outstanding at the time the Merger is consummated will be cancelled and extinguished and, in exchange therefor, each former holder of any such vested portion of a Company Compensatory Award will have the right to receive an amount in cash equal to the product of (x) the aggregate number of shares of Company common stock subject to such vested portion of a Company Compensatory Award immediately prior to the time the Merger is consummated and (y) the Offer Price less any per share exercise or purchase price of such vested portion of a Company Compensatory Award immediately prior to such cancellation.

Under the terms of the Merger Agreement, the Company has agreed not to solicit or support any alternative acquisition proposals, subject to customary exceptions for the Company to respond to and support unsolicited proposals in the exercise of the duties of the Board of Directors of the Company. The Company will be obligated to pay a termination fee of $300,000,000 to Parent in certain customary circumstances.

The Board of Directors of the Company, upon the unanimous recommendation of the Transactions Committee of the Board of Directors of the Company, has unanimously approved the Merger Agreement and the transactions contemplated thereby and agreed to recommend that the Company’s stockholders accept the Offer and tender their shares of the Company’s common stock to Merger Subsidiary in the Offer.

The Board of Directors of Oracle appointed a special committee (the “Special Committee”), which is comprised solely of directors who are independent of the management of Oracle, the LJE Parties and the Company, to which it delegated the full and exclusive power, authority and discretion of the Board of Directors of Oracle to evaluate, assess and negotiate on its behalf the transactions contemplated by the Merger Agreement. The Special Committee engaged its own separate legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP, and its own separate financial advisor, Moelis & Company LLC, to advise it on the Offer and the Merger. Moelis & Company LLC provided the Special Committee with a fairness opinion in connection with the Offer and the Merger.

The Merger Agreement has been filed as an exhibit to this Form 8-K to provide information regarding the terms of the agreement and is not intended to modify or supplement any factual disclosures about Oracle or NetSuite in Oracle’s or NetSuite’s public reports filed with the U.S. Securities and Exchange Commission (the “SEC”) or otherwise. In particular, the Merger Agreement is not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Oracle and NetSuite. The representations and warranties contained in the Merger Agreement may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. The foregoing description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to such agreements.

A copy of the Merger Agreement is filed as Exhibit 99.1 hereto.

On July 28, 2016, Oracle issued a press release announcing that they had entered into the Merger Agreement. A copy of the press release is furnished as Exhibit 99.2 hereto.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition, Oracle will commence a tender offer for the outstanding shares of NetSuite. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of NetSuite, nor is it a substitute for the tender offer materials that Oracle, Parent and Merger Subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Oracle, Parent and Merger Subsidiary will file tender offer materials on Schedule TO, and NetSuite will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of NetSuite’s common stock are urged to read these documents when they become available (as each may be amended or supplemented from time to time) because they will contain important information that holders of shares of NetSuite’s common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of NetSuite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Oracle and NetSuite file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Oracle or NetSuite at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Oracle’s and NetSuite’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

99.1	Agreement and Plan of Merger, dated July 28, 2016, among NetSuite Inc., OC Acquisition LLC, Napa Acquisition Corporation and Oracle Corporation.

99.2	Press release, dated July 28, 2016, of Oracle Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION

Date: August 1, 2016	By	/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President

EXHIBIT LIST

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated July 28, 2016, among NetSuite Inc., OC Acquisition LLC, Napa Acquisition Corporation and Oracle Corporation.

99.2	Press release, dated July 28, 2016, of Oracle Corporation.